Chardan North China Acquisition Corporation
625 Broadway, Suite 1111
San Diego, CA 92101

May 1, 2006

VIA FACSIMILE AND EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Facsimile: 202-772-9220

Re:	Registration Statement on Form S-4 (File No. 333-132833) of Chardan North China Acquisition Corporation

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Chardan North China Acquisition Corporation (the “Registrant”) hereby applies for the immediate withdrawal of its Registration Statement on Form S-4, together with all exhibits thereto, File No. 333-132833 (collectively, the “Registration Statement”). The Registration Statement was filed with the Securities and Exchange Commission on March 30, 2006 and is a duplicate of a registration statement filed by the Registrant’s wholly-owned subsidiary, HLS Systems International, Ltd., relating to the proposed redomestication of the registrant through a merger with HLS Systems. (The registration statement filed by HLS Systems International, Ltd. is not affected by this withdrawal request.) The Registration Statement has not been declared effective and no securities have been sold pursuant to the Registration Statement.

The Registrant further respectfully requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account for future use in accordance with Rule 457(p) of the Securities Act.

If you have any questions regarding this application for withdrawal, please contact the undersigned or Douglas J. Rein of DLA Piper Rudnick Gray Cary US LLP, at 858-677-1443.

Sincerely,

/s/ Kerry Propper
Kerry Propper Chief Financial Officer Chardan North China Acquisition Corporation